Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Claude Resources Inc. Intercepts 19.36 Grams of Gold per Tonne Over 3.3
     Meters True Width at Seabee Mine

     <<
     Trading Symbols
     TSX - CRJ
     NYSE Amex - CGR
     >>

     SASKATOON, Aug. 19 /CNW/ - Claude Resources Inc. (TSX-CRJ; NYSE Amex-CGR)
is pleased to report highlights from its ongoing 2009 underground in-fill and exploration program and its production progress from the Company's Seabee
Project.

     Exploration

     Drilling at the Seabee Mine continues to discover high grade gold mineralization. Highlights from the July drill program include:

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     -  11.18 grams per tonne of gold over 3.6 meters true width
        (hole U09-650).
     -  7.60 grams per tonne of gold over 4.5 meters true width
        (hole U09-652).
     -  15.23 grams per tonne of gold over 3.9 meters true width
        (hole U09-654).
     -  19.36 grams per tonne of gold over 3.3 meters true width
        (hole U09-655).
     >>

     "Being adjacent to existing development, these discoveries will contribute to our success in increasing our production at Seabee", stated Vice
President, Mining Operations, Philip Ng, P.Eng. "There are two significant factors with these intercepts. Firstly, these intercepts continue to grade above the historical average and secondly, we are finding these ore shoots in close proximity to existing development and infrastructure, thus providing us with the ability to incorporate these shoots into our mine plan over the short and medium term."

     <<
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                 MIDPOINT COORDINATES     GRADE   GRADE  TRUE   GRADE  TRUE
     HOLE      ------------------------    g/T     g/T   WIDTH  oz/t   WIDTH
     NO.       NORTH    EAST     ELEV.   (uncut)  (cut)   (m)   (cut)  (ft)
     -------------------------------------------------------------------------
     U09-650   1165.6   1202.8   -538.5   21.26   11.18   3.6   0.36   11.8
     -------------------------------------------------------------------------
     U09-651   1162.1   1204.1   -563.0    7.60    7.60   3.9   0.24   12.8
     -------------------------------------------------------------------------
     U09-652     1154   1211.1   -628.8    7.83    7.83   4.5   0.25   14.8
     -------------------------------------------------------------------------
     U09-653   1149.5   1215.8   -654.1    5.96    5.96   5.5   0.19   18.0
     -------------------------------------------------------------------------
     U09-654     1154   1224.9   -590.5   34.09   15.23   3.9   0.49   12.8
     -------------------------------------------------------------------------
     U09-655   1153.8   1228.9   -620.3   21.34   19.36   3.3   0.62   10.8
     -------------------------------------------------------------------------
     >>

     Production Update

     Seabee production from July 1st to August 16th is meeting previous guidance and is presently averaging approximately 160 ounces per day for the quarter. Increase in production is attributed to higher tonnage, over 750 tonnes per day, as well as higher grade ore being delivered to the Seabee
Mill. This is a substantial increase from the second quarter of 85 ounces per day. The Company continues to forecast 2009 production to range between 46,000 and 48,000 ounces of gold.
     In 2009, Claude Resources Inc. is producing from its satellite deposit at
Santoy 7 as well as the Seabee Mine. In addition, the Company plans on continuing with an underground bulk sample program at Porky West and pending environmental approval and permits, to move Santoy 8 towards commercial production. For 2009, approximately 35,000 meters of surface and underground diamond drilling is planned at Seabee and its satellite deposits.
     Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced approximately 850,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100% of the 10,000 acre
Madsen property in the prolific Red Lake gold camp of northwestern Ontario.
     Samples were assayed by Claude Resources Inc.'s non-accredited assay lab at the Seabee mine site. Duplicate check assays were conducted at site as well as at TSL Laboratories in Saskatoon. Results of the spot checks were consistent with those reported. Sampling interval was established by minimum or maximum sampling lengths and geological and/or structural criteria. Minimum sampling length was 0.3 meters while the maximum was 1.0 meter. 200 gram samples were pulverized until greater than 80% passes through 200 mesh screen.
30 gram pulp samples were then analyzed for gold by fire assay with gravimetric finish (0.01 grams per tonne detection limit). A top cut of 50 grams per tonne was used to determine cut grades. Philip Ng, P.Eng, Vice
President - Mining Operations and Brian Skanderbeg, P.Geo., Vice President
Exploration, Qualified Person, have reviewed the contents of this news release for accuracy.

     CAUTION REGARDING FORWARD-LOOKING INFORMATION
     This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company. The words "may", "would", "could",
"will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the
Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors. Such risks, uncertainties and factors are described in the periodic filings with the
Canadian securities regulatory authorities, including the Company's Annual
Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

     %SEDAR: 00000498E          %CIK: 0001173924

     /For further information: Neil McMillan, President & CEO, Phone: (306)
668-7505 or Philip Ng, P.Eng, Vice President, Mining Operations, Phone: (306)
668-7505, Email: ir(at)clauderesources.com, Website: www.clauderesources.com/
     (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 10:58e 19-AUG-09